INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

December 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the 361 Absolute Alpha Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on December 7, 2010, for the 361 Absolute Alpha Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 121 filed concurrently with this correspondence.

Prospectus

1.	Fees and Expenses Table:

a)	Replace “None” with”1%” on the “Maximum Deferred Sales Charge” line under Class A Shares column.

RESPONSE:  Change made.  Please see revised Fees and expenses Table.

b)	Revised disclosure to show sub-components of “Other Expenses” as a separate column to the left conform to the format of Item 3 on Form N-1A.

RESPONSE:  Change made.  Please see revised Fees and expenses Table.

2.
Summary Section -Principal Investment Strategies, 2nd paragraph starting with “The Advisor” heading, move this entire paragraph further back in the Prospectus as this pertains to how the Fund is being managed and not investment strategies.

RESPONSE: The section had been moved to the back (page 9) of the Prospectus.

3.  Principal Investment Strategies, Equities, provide in the response letter that the ETFs the fund invests are traditional index ETFs if not, consider adding disclosure regarding the types of ETFs may invest and any applicable risk disclosures.

RESPONSE: The fund’s advisor and the Registrant represents that the Fund currently intends to invest in the traditional index ETFs (i.e., MSCI region or country specific ETFs, SPDR ETFs etc.).  Should the Fund invest in other types of ETFs, the Fund will supplement its prospectus with additional disclosure at that time.

4.  Principal Investment Strategies, “Strategies of Underlying Sub-Advisers” section - disclose what strategy will be managed by each sub-advisor and the advisor.  If a strategy will not be managed by the current sub-advisors or advisor, they should be removed and add it later when a new sub-advisor is engaged to manage that strategy.

RESPONSE: Please see revised Prospectus.

5.  Principal Risks – review and compare that the Principal Risks under the Summary Section are same as those in the “More About the Fund’s …… Risks” section.

RESPONSE: The Registrant represents the Principal Risks in both sections are consistent.

6.  Portfolio Managers – add disclosure to complete Brian Cunningham’s business experience for the past 5 years.  Need to add disclosure to describe his business experience from 2005 to 2007.

RESPONSE:  Added disclosure that Mr. Brian Cunningham is the founder of the Advisor and has served as the firm’s President since 2001.  Please see revised Portfolio Manager section.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041